Your ref
Our ref CMP-0014-01

04 MAR 29 7:21

ERG
GROUP

82-2373

17 March 2004

04010886

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange:

- Announcement entitled "Half Year Report Presentation";
- Announcement entitled "Half Year Report Announcement";
- Announcement entitled "Half Year Financial Report for Period to 31 December 2003" and
- Announcement entitled "Open Briefing ERG Limited – CEO Outlook".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

3/29

f:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr170304.doc

ASX
AUSTRALIAN STOCK EXCHANGE

04 MAR 23 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2004

TIME: 08:31:36

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Report Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ERG Group
Half-Year Result 31.12.03
Presentation 27 February 2004


ERG

ERG GROUP

HALF-YEAR RESULT

31 December 2003


ERG

OVERVIEW

- Financial results for half-year ended 31.12.03
- Cash and banking
- Review of operations
- Outlook

2


ERG
GROUP

FINANCIAL RESULTS


ERG
GROUP

HALF-YEAR RESULTS SUMMARY

	Dec 03 $m	Dec 02 $m
Total revenue	**147.6**	120.9
Operating revenue	**137.3**	97.5
EBITDA *	**(5.3)**	(25.4)
EBIT *	**(16.6)**	(47.5)
Net profit after tax *	**(17.9)**	(59.0)
Significant items	**(25.2)**	(65.9)
Net profit after tax	**(43.2)**	(124.9)
Operating cash flow	**(15.5)**	(10.0)

* Excluding significant items


ERG

SIGNIFICANT ITEMS

- **Net loss $25.2m, comprised of:**
  - $9.0m profit from early retirement of $20.6m of Amex liabilities
  - $1.9m profit from restructure of Rome contract
  - Write down of $5.8m of intangible assets
  - Provision for Corporate restructuring of $5.0m
  - Provision for doubtful debts $25.3m

5


ERG

OPERATING RESULTS BY SEGMENTS

	Projects, Supply & Installation $m	Operation & Maintenance $m	Corporate & Financing $m
Revenue	47.4	90.2	--
Profit on ordinary activities	12.4	1.4	(30.7)
Individually significant items	(25.3)	1.9	(1.8)
Segment result	(12.9)	3.3	(34.2)

6

ERG Group
Half-Year Result 31.12.03
Presentation 27 February 2004

REVENUE BY REGION


Americas
15%
Europe, Middle East
& Africa
39%
46%
Asia Pacific

7

REVENUE DEVELOPMENT


328
302
242
240
147
161
148
136
117
126
121
76
50
1998
1999
2000
2001
2002
2003
2004
Full Year
Half Year

8

ERG Group
Half-Year Result 31.12.03
Presentation 27 February 2004


ERG

NET PROFIT AFTER TAX


2001
2002
2003
2004
250
200
150
100
50
0
-50
-100
-150
-200
-250
$ million
16.1
6.1
-43.2
-199.4
-124.9
-243.9
-198.3
Half Year
Full Year

9


ERG

KEY FACTORS BEHIND THE RESULT

- Operating revenue commenced from major projects
- Delays experienced in their commencement
- Both operating segments profitable
- Major cost savings from 2003 restructuring
- Significant items includes profitable contributions
- One-off write-downs and provisions
- Stable balance sheet maintained

10



COST SAVINGS FROM RESTRUCTURE


Depreciation
Amortisation
Interest
$ million
40
35
30
25
20
15
10
5
0
11.4
15.4
6.7
1.2
6.5
4.8
Dec 02
$35.5m
Dec 03
$12.5m

11



BALANCE SHEET KEY ITEMS

	Dec 03 $m	June 03 $m
Cash on hand	**12.6**	22.9
Total assets	**333.1**	409.5
Interest-bearing liabilities	**45.7**	57.6
Total liabilities	**180.1**	210.8
Total shareholders' equity	**153.0**	198.7
Debt to equity ratio	**30%**	29%

12

ERG Group
Half-Year Result 31.12.03
Presentation 27 February 2004

CASH & BANKING

RECONCILIATION OF CASH

	$m
Cash at hand 30 June 2003	**22.9**
Cash Inflow	
Receipts from customers	82.2
Rome restructure	37.8
Other	8.4
Cash Outflow	
Payments to suppliers/employees	101.1
Repayment of borrowings	23.4
Other	14.2
Cash at hand 31 December 2003	**12.6**



CASH MANAGEMENT

- **Objectives to limit balance sheet exposure:**
  - Achieve milestone payments
  - Seek banking partners for projects
  - Selective bidding for projects
  - Negotiate for customers to buy equipment

15



RESEARCH & DEVELOPMENT COSTS


58
14
42
14.1
23
7.6
17
5.2
5 *
3.1
2000
2001
2002
2003
Half Yr
R&D Spend
% Revenue

* Expected level moving forward – all other costs expensed through COGS

16

ERG Group
Half-Year Result 31.12.03
Presentation 27 February 2004


ERG

REVIEW OF OPERATIONS


ERG

MAJOR PROJECTS

Under Way

- Sydney
- Seattle
- San Francisco Phase 2
- Washington DC
- Stockholm
- Gothenburg

Under Negotiation

- Lazio
- Yorkshire (via PCL)


ERG

BOARD & MANAGEMENT CHANGES

- New CEO January 2004 – Allan Sullivan ex Siemens
- Peter Fogarty retained as a consultant
- David Boyles appointed as Director – ex-ANZ COO
- David Humann retired

19


ERG

OUTLOOK


ERG

OUTLOOK & FOCUS

- Major project installations to drive revenue growth – projects, supply and installation segment
- Any delays would only create timing issues – projects contracted
- Focus on project delivery – project management
- Major project installations lead to ongoing revenues once operational
- Continue to bid for new projects – selective bidding

21


ERG

OUTLOOK & FOCUS

- Manage balance sheet exposure – maintain healthy net asset and debt to equity position
- Cost reductions, business restructuring
- Major focus on operational structure – returning to profitability ASAP

22


THANK YOU FOR YOUR ATTENTION
ERG

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2004

TIME: 08:31:32

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report/Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

DATE 27 February 2004
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG
GROUP

MEDIA RELEASE

ERG Half-Year Results

ERG Group today announced its financial results for the six months ended 31 December 2003. The Group reported a net loss after tax of $43.2 million, including one-off write-downs and provisions totalling $36.2 million. The result compares with a net loss after tax of $124.9 million in the previous corresponding period.

ERG's Chief Executive Officer, Dr Allan Sullivan, said: "The financial results include the cost savings from our balance sheet restructuring work undertaken during 2003 which are somewhat off-set by the provisions and write-downs we have taken. We are seeing the revenue starting to flow from the supply phase of our portfolio of major projects; however, they were in their early stages during this reporting period and the rate of revenue recognition is therefore still to grow.

"Importantly, we have kept a reign on costs in the interim period which has limited the level of our loss at an operating level. We have been able to further offset that operating loss with gains totalling $10.9 million from the early settlement of our American Express liabilities and the restructure of our Rome contract.

"Based on my initial assessment of the business, the Board has accepted that we take write-downs and provisions totalling $36.2 million in the current half. Whilst these items have a negative impact on the bottom line number we have reported, they include provisions for restructuring that I believe will be necessary to deliver sustainable future profitability. In this regard, the Board has accepted my plan to reduce the cost base of the Group.

"We have also experienced some delays in the commencement of our major projects and would like to have been further progressed within the period. The important fact is, however, that projects in San Francisco, Seattle, Stockholm, Washington DC and, of course, Sydney have all now commenced. The Lazio project has, however, not yet commenced.

"We have reported a positive operating result from the early stages of the build phase of these projects, which is a solid foundation from which to move forward.

"The net result we have reported is below where we would like it to be. We have actions planned to turn that around as soon as possible, with a particular focus on reducing our overheads and cost of goods sold. We must build on the balance sheet restructuring and commencement of new projects with an operating structure that will allow us to achieve solid profitability."

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Half-Year Results

Highlights

- Operating revenues have been received for the build and installation of systems in Gothenburg, Las Vegas, San Francisco Phase 2, Seattle, Stockholm, Sydney and Washington DC.
- Both of the Group's operating segments reported positive contributions. The Projects, Supply and Installation segment recorded $47.4 million revenue with a contribution of $12.4 million before significant items. The Operation and Maintenance segment recorded revenue of $90.2 million with a contribution of $3.3 million including the effects of the sale of the Rome infrastructure.
- EBITDA excluding significant items was a loss of $5.3 million compared with a loss of $25.4 million for the previous corresponding period; however, major projects were in their early stages which resulted in reduced operating revenue.
- Interest, depreciation and amortisation charges collectively reduced by $21.1 million from the previous corresponding period to $12.4 million.
- A profit of $10.9 million resulted from the early settlement of the liabilities to American Express and the restructure of the Rome contract.
- One-off write-downs and provisions totalled $36.2 million reducing the intangible assets on the balance sheet to $77.6 million.
- The provisions include an amount of $5.0 million to cover the cost of restructuring the Group to significantly reduce overheads and the cost of goods sold.
- Total cash reserves stood at $45.6 million including $12.6 million of cash at bank and $33.0 million on deposit as security for performance bonds. Subsequent to 31 December 2003, the Group has secured an additional $25 million working capital facility from the Ingot Group.

Revenue

Revenue for the six months ended 31 December 2003 was $147.6 million. Revenues derived from operating activities in the Projects, Supply and Installation segment totalled $47.4 million and the Operation and Maintenance segment totalled $90.2 million. Total revenue included a gain of $9.0 million from the early settlement of the American Express liabilities. The details of the American Express settlement were announced on 26 November 2003.

The Projects, Supply and Installation segment contains the revenue derived from the installation of the Group's major projects around the world. Revenue for the current half was comprised of a large number of relatively small contributions from projects in Las Vegas, San Francisco, Seattle, Stockholm, Sydney and Washington DC, as well as multiple small projects. Only the Sydney project exceeded $5 million revenue in the half. Revenue in this segment is recognised on a percentage of completion basis and, with these large projects in their relatively early stages, the rate of revenue recognition is at a lower level than it will be in future periods. The Group has, however, overcome the significant delays it has experienced in the past in commencing these projects.

ERG Half-Year Results

The primary revenue contributors to the Operation and Maintenance segment are, as in other periods, the operating revenues from Melbourne, Rome and San Francisco and the maintenance revenue from Hong Kong and Singapore. The Operations and Maintenance segment includes the revenue received from the restructure of the Rome contract totalling $37.8 million, which is effectively a delayed recognition of revenue from this project. Operating revenue from the Rome contract has been accounted for on a basis consistent with prior periods. The new operating company structure is expected to be in place by the end of the financial year. Excluding the Rome restructure, the level of revenue in the Operation and Maintenance segment represents a decrease of $7.8 million or 13.0% compared with the previous corresponding period, due to the sale of Proton World.

Expenses

Cost of sales has reduced compared with the previous corresponding period giving rise to a profitable contribution at the operating level from both segments of the business. Across the Group, operating expenses continued their downward trend decreasing by 16% compared with the six months ended 31 December 2002. This reduction was achieved despite incurring one-off costs such as the foreign exchange impact on certain receivables, sundry provisions and the termination payment to ERG's previous CEO, which collectively amounted to $7.8 million.

Depreciation, amortisation and interest have been significantly reduced as a result of the three major restructuring initiatives undertaken during 2003; namely, the $250 million conversion of debt to equity, the sale of Proton World, and the restructure of the Rome contract. Collectively, these expense items were $12.4 million in the current half compared with $33.5 million for the six months ended 31 December 2002.

Balance Sheet

The balance sheet remains in a strengthened position with net assets of $153.0 million compared to $198.7 million as at 30 June 2003. The interest-bearing debt to equity ratio remained stable at 30% due to the scheduled debt repayments during the half. Non-interest bearing long-term liabilities were also reduced as a result of the discounted early settlement with American Express.

The other notable movement in the balance sheet is a reduction in property, plant and equipment from $70.2 million to $29.7 million primarily due to the restructure of the Rome contract.

Significant Items

Significant items included a positive contribution of $10.9 million for the six months ended 31 December 2003 derived from two separate transactions as follows:

- the discounted early settlement of liabilities totalling $20.6 million owed to American Express resulted in a profit of $9.0 million
- the restructure of the Rome contract resulted in a net profit of $1.9 million.

ERG Half-Year Results

In addition, the Board has elected to make write-downs and provisions totalling $36.2 million. This amount relates to a write down of the intangible asset related to the Proton licence, provision for doubtful debts and a provision for an operational restructuring of the business.

The net effect of significant items was therefore a loss of $25.2 million.

Cash

At 31 December 2003, the Group had total cash reserves of $45.6 million comprised of $12.6 million cash at bank and $33.0 million committed as security for performance bonds. In addition, ERG has secured an additional $25 million working capital facility with the Ingot Group.

Cash flow from operating activities was a net outflow of $15.5 million compared to $10.0 million in the previous corresponding period. The net outflow reflects the early stage of the build phase of projects, particularly Sydney, where work has commenced while customer payments under the terms of the contract are still to be received.

Investing activities produced a net cash inflow of $29.3 million, primarily from the Rome contract restructure. Broadly speaking, these funds were applied against the $24.5 million outflow from financing activities where debt repayment totalled $23.4 million and bond payments totalled $3.0 million.

Outlook

In the short term, ERG's goal of a return to profitability is expected to be driven by a combination of increased revenue in the Project, Supply and Installation segment of the business and a restructure of the operations that will lead to further cost reductions.

The Group's major projects in San Francisco, Seattle, Stockholm, Sydney and Washington DC are all now contracted and moving forward. As a consequence, any delays that may be experienced on these projects, while not desirable, would result in a timing issue rather than a potential loss of revenue. These projects will all continue to contribute revenue to the Project, Supply and Installation segment.

Having been through a period of balance sheet restructure over the last 12 months, the Group is now focused on the timely and profitable delivery of these projects and enhancing the project management expertise required to achieve these goals. ERG is expecting to make structural changes at an operational level that will result in more cost effective and efficient project delivery. Several potential areas have already been identified by ERG's new CEO and a provision of $5.0 million has been raised in this half for the identified costs. This process will continue with the objective of reducing both cost of goods sold and operational expenses, while maintaining a focus on project delivery to customers. To assist in this process, ERG has invested in state-of-the-art Primavera project management software, and expects to add experienced senior project management personnel in the near term.

The Board places a high priority on ERG continuing to acquire new projects. ERG will continue to actively bid for new projects in order to ensure the Project, Supply and Installation revenue from the current portfolio of major projects is replaced once those projects become operational. At that point, the current projects will transition into the Operation and Maintenance segment of the business contributing ongoing long-term revenues.

ERG Half-Year Results

ERG will continue to be selective in the new projects it tenders for with a focus on maintaining the current balance sheet strength, whilst managing the exposure of the balance sheet to the build phase of new projects. The Board considers that maintaining a healthy balance sheet is essential to the prospects of the Group in upcoming tenders and it will therefore remain a priority for the immediate future.

Given the write-downs and provisions included in the half-year result, ERG does not expect to report a net profit after tax for the full 2004 financial year. The final result to be reported will be dependent to an extent on the conclusion of contracts and commencement of work for the Lazio project. ERG has already invested in a large portion of the hardware for this contract and would therefore recognise healthy revenue and profit levels in its early stages. ERG is currently negotiating with the authorities in Lazio with a view to commencing delivery of this project as soon as possible. The delays experienced in the start up of major projects experienced in the first half will delay a portion of revenue until the following financial year; however, the revenue reported from these projects in the second half is expected to grow as the projects ramp up.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

ERG Half-Year Results

Attachment 1 – Summary Result Explanation

The Group's financial results are summarised as follows:

	Six Months to 31 Dec 2003 A$000	Six Months to 30 June 2003 A$000	Six Months to 31 Dec 2002 A$000
Revenue			
Supply and installation	47,404	50,935	38,102
Long-term operating and maintenance	52,102	58,683	59,997
R&D/Corporate/other	933	2,552	17,764
Total revenue*	**100,439**	**112,170**	**115,863**
Expenses			
Cost of sale of investment	(96)	(85)	(15,793)
Other expenses	(105,666)	(113,210)	(125,425)
EBITDA excluding significant items	**(5,323)**	**(1,125)**	**(25,355)**
Depreciation	(4,777)	(6,598)	(6,737)
Amortisation	(6,476)	(9,830)	(15,419)
EBIT excluding significant items	**(16,576)**	**(17,553)**	**(47,511)**
Interest	(1,197)	(7,272)	(11,371)
Tax	(167)	(189)	(158)
Net profit after tax, before significant items	**(17,940)**	**(25,014)**	**(59,040)**
Significant items	(25,222)	(48,295)	(65,909)
Net profit after tax	**(43,162)**	**(73,309)**	**(124,949)**

* Current period excludes proceeds on sale of the Rome property, plant and equipment, the software licence fee associated with that sale and the gain from the early settlement of the American Express liabilities. The net gain ($10.9 million) resulting from those transactions is included in significant items. The immediate prior period excludes proceeds from the sale of Proton World and ECard. Gain (ECard) and loss (Proton World) on sales are included in significant items.

Appendix D

Half yearly report

ERG

GROUP

Name of entity

ERG Limited

ABN or equivalent company reference

ABN 23 009 112 725

Half year ended ('current period')

31 December 2003

Results for announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Revenues from ordinary activities	up	22.12%	to	147,596
Loss from ordinary activities after tax attributable to members	down	65.56%	to	(43,030)
Net loss for the period attributable to members	down	65.56%	to	(43,030)

Dividends	Amount per security	Franked amount per security
Interim dividend	--	--
Previous corresponding period	--	--

+Record date for determining entitlements to the dividend: N/A

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

N/A

NTA backing	Current period $	Previous corresponding Period $
Net tangible asset backing per +ordinary security	0.23	(1.70)

Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	
Date from which such profit has been calculated	
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
Date to which the profit (loss) in item 14.2 has been calculated	
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
Contribution to consolidated profit (loss) from ordinary activities and *extraordinary items from sale of interest leading to loss of control*	

Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A
+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
Interim dividend:	Current year	--	--	--
	Previous year	--	--	--

Interim dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
+Ordinary securities *(each class separately)*	–	--
Preference +securities *(each class separately)*	–	--
Other equity instruments *(each class separately)*	–	--
Total	–	--

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period $A'000
Profit (loss) from ordinary activities before tax	(813)	(1,923)
Income tax on ordinary activities	–	--
Profit (loss) from ordinary activities after tax	(813)	(1,923)
Extraordinary items net of tax	–	--
Net profit (loss)	(813)	(1,923)
Adjustments	–	--
Share of net profit (loss) of associates and joint venture entities	(813)	(1,923)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period $A'000
AFC Equipment Co Pty Ltd	33.3%	33.3%	--	--
Prepayment Cards Limited	47.1%	47.1%	(813)	(1,923)
Total			(813)	-- (1,923)
Other material interests				
Total				

Foreign Entities

For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards)

N/A

Audit Dispute or Qualification

For all entities, if the +accounts are subject to audit dispute or qualification, a description of the dispute or qualification should follow:

N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2004

TIME: 08:31:33

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Half Year Results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

HALF-YEAR FINANCIAL REPORT

31 December 2003

ERG Limited

and

Controlled Entities

ERG

GROUP

Table of Contents

Directors' Report

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and its controlled entities at the end of, or during, the half-year ended 31 December 2003. In order to comply with the provisions of the *Corporations Act 2001*, the Directors report as follows:

Details of Directors

The names of the Directors of ERG during or since the end of the half-year are:

David Boyles	Anthony Shepherd
Peter Fogarty	Allan Sullivan
David Humann	Robert Topfer
Duncan Saville	

The above named directors held office during and since the end of the half-year except for:

David Boyles	appointed 18 December 2003
Allan Sullivan	appointed 7 January 2004
Peter Fogarty	resigned 7 January 2004
David Humann	resigned 8 January 2004

Review of Operations

Please refer to our Media Release dated 26 February 2004.

Rounding off of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission and dated 10 July 1998, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of Directors.

A C Sullivan
Director

Perth, Western Australia, 26 February 2004

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Central Park
Level 16
152-158 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF ERG LIMITED

(a) Scope

We have reviewed the financial report of ERG Limited for the half-year ended 31 December 2003 as set out on pages 4 to 14. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

(b) Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of ERG Limited is not in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter McIver.

P J McIVER
Partner
Chartered Accountants

Perth, Western Australia, 26 February 2004

Member of
Deloitte Touche Tohmatsu

Directors' Declaration

The Directors declare that:

(c) the financial statements and notes thereto set out on pages 5 to 14:

  (i) comply with Accounting Standards; and

  (ii) give a true and fair view of the financial position and performance of the consolidated entity.

(d) in the Directors' opinion

  (i) the financial statements and notes thereto are in accordance with the *Corporations Act 2001*; and

  (ii) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to s295(5) of the *Corporations Act 2001.*

On behalf of the Directors

A C Sullivan
Director

Perth, Western Australia, 26 February 2004

Statement of Financial Performance

for the half-year ended 31 December 2003

	Notes	Consolidated 31 Dec 03 $000	Consolidated 31 Dec 02 $000
Revenue from ordinary activities	3	147,596	120,863
Expenses from ordinary activities	3	(188,400)	(234,073)
Borrowing costs		(1,751)	(12,429)
Share of net loss of associates accounted for using the equity method		(813)	(1,923)
(Loss) from ordinary activities before income tax expense		(43,368)	(127,562)
Income tax (expense) benefit relating to ordinary activities		(167)	(158)
(Loss) from ordinary activities after related income tax expense		(43,535)	(127,720)
Net loss attributable to outside equity interest		505	2,771
Net (loss) attributable to members of ERG Limited		(43,030)	(124,949)
Net exchange differences on translation of financial reports of self-sustaining foreign operations		(3,132)	3,889
Total changes in equity other than those resulting from transactions with owners as owners		(46,162)	(121,060)
		Cents	Cents
Basic (loss) earnings per share		(16.1)	(132.8)
Diluted (loss) earnings per share		(16.1)	(132.8)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position
as at 31 December 2003

	Consolidated	
	31 Dec 03 $000	30 Jun 03 $000
Current Assets		
Cash assets	12,599	22,873
Receivables	85,827	81,523
Inventories	28,510	25,053
Other	14,755	12,705
Total current assets	141,691	142,154
Non-Current Assets		
Receivables	71,856	90,371
Investments accounted for using the equity method	--	2,405
Other financial assets	649	724
Property, plant and equipment	29,748	70,226
Intangible assets	77,558	89,926
Other	11,593	13,696
Total non-current assets	191,404	267,348
Total assets	333,095	409,502
Current Liabilities		
Payables	54,297	59,846
Interest-bearing liabilities	20,228	32,212
Current tax liabilities	734	969
Provisions	18,812	12,021
Other	24,340	22,069
Total current liabilities	118,411	127,117
Non-Current Liabilities		
Payables	240	42
Interest-bearing liabilities	25,435	25,435
Provisions	359	359
Other	35,644	57,834
Total non-current liabilities	61,678	83,670
Total liabilities	180,089	210,787
Net assets	153,006	198,715
Equity		
Parent entity interest		
Contributed equity	618,789	617,831
Reserves	(12,837)	(9,705)
Accumulated losses	(466,258)	(423,228)
Total parent entity interest	139,694	184,898
Outside equity interests in controlled entities	13,312	13,817
Total equity	153,006	198,715

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

for the half-year ended 31 December 2003

	Notes	Consolidated 31 Dec 03 $000	Consolidated 31 Dec 02 $000
Cash Flows from Operating Activities			
Receipts from customers		82,231	142,155
Payments to suppliers and employees		(101,076)	(129,593)
Interest received		297	432
Income tax (paid) refund received		(402)	(204)
Interest paid and borrowing costs		(1,926)	(11,694)
Research and development expenditure		(4,543)	(11,083)
Licence fee		9,942	--
Net cash (outflow) inflow from operating activities		(15,477)	(9,987)
Cash Flows from Investing Activities			
Repayments from (advances to) associated entity		(2,406)	--
Proceeds from sale of investment in associated entity		--	5,000
Proceeds from sale of controlled entity, net of cash disposed		5,746	--
Payments for property, plant and equipment		(1,987)	(1,784)
Payments for purchase of investment in associated entity		--	(4,337)
Proceeds from sale of property, plant and equipment		27,898	993
Proceeds from sale of investment		96	15,866
Other		--	(680)
Net cash inflow (outflow) from investing activities		29,347	15,058
Cash Flows from Financing Activities			
Dividends paid		(1)	--
Repayment of borrowings		(2,000)	(20,000)
Repayment of deferred consideration		(21,404)	(1,775)
Repayment of convertible notes		--	(21,322)
Share issue expenses		(52)	--
Proceeds from borrowings		2,000	29,607
Bond payments		(3,013)	(5,336)
Other		--	(554)
Net cash (outflow) inflow from financing activities		(24,470)	(19,380)
Net (decrease) increase in cash held		(10,600)	(14,309)
Cash at the beginning of the half-year		22,873	28,982
Effects of exchange rate changes on the balance of cash held in foreign currencies		326	(691)
Cash at the end of the half-year		12,599	13,982
Non-cash financing and investing activities	9		

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Report

1 Basis of Preparation

The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and AASB 1029 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in the annual financial report and should be read in conjunction with the 2003 annual financial report.

1.1 Significant Accounting Policies

The accounting policies adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the 2003 annual financial report.

1.2 Going Concern Basis

The consolidated entity has recorded a loss of $43.0 million, after outside equity interest, for the half-year ended 31 December 2003. The consolidated entity incurred a negative operating cash flow of $15.5 million due to investment in working capital and project delays. The consolidated entity has also made an early retirement of an amount due to American Express Travel Related Services Company Inc of $10.5 million, which resulted in the realisation of a profit of $9.0 million on this transaction.

ERG Limited has entered into a $25.0 million financing facility with Ingot Capital Management Pty Limited ("Ingot"), a director related entity, on 4 February 2004, for the purpose of providing additional working capital. As of the date of this report $8.0 million has been drawn-down on the facility.

In addition to the facility from Ingot, the Directors are seeking additional funding and bonding facilities and believe that the ERG Group will return to profitability with the successful delivery of major transit projects in Seattle, Stockholm, Sydney and Washington DC. The successful delivery of these projects involves certain risks and uncertainties some of which are outside the control of the Group.

As a result of the above, the Directors are of the opinion that it is appropriate for the half year financial report to be prepared on a going-concern basis and that the consolidated entity has the appropriate resources to meet its liabilities and commitments as and when they fall due.

The financial performance of the consolidated entity resulted in both the parent entity and the consolidated entity breaching a number of banking covenants. Waivers in respect of these breaches have been obtained.

1.3 Changes in Accounting Policies

In accordance with AASB 1028 "Employee Benefits", on 1 July 2002, the consolidated entity changed its policy for recognising provisions for annual leave. Under the new policy the amount of the provision is calculated using the remuneration rate expected to apply at the time of settlement, rather than the remuneration that applies at reporting date. There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", on 1 July 2002, the consolidated entity changed its policy for providing for dividends. Under the new policy a provision for dividend is recognised when the Directors have declared, determined or publicly recommended the dividend. There is no material effect of this change in accounting policy to opening retained profits for the consolidated entity and the Company.

In addition, on 1 July 2002, the consolidated entity has, as a result of the adoption of AASB 1044, changed its accounting policy for recognising a provision in respect of warranty obligations. The provision for warranty is, under the new policy, calculated by discounting the expected future cash flows to their net present value. There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

1.4 Restatement of Comparative Information

Comparative information has been reclassified to ensure comparability with the current reporting period.

2 Segment Information

2.1 Business Segments

The consolidated entity is organised on a global basis into the following business segments:

(a) Projects, Supply and Installation

The supply and installation of automated fare collection (AFC) systems throughout the world.

(b) Operation and Maintenance

The operating and maintenance segment of the business represents the source of long-term recurring revenue for the consolidated entity derived primarily from the outsourced operation and/or long-term maintenance of AFC systems once installed.

(c) Corporate and Financing

This segment of the business provides the technology, financing, business development and administrative support to the two operational segments outlined above.

2 Segment Information (continued)

Primary Reporting – Business Segments for the half-year ended 31 December 2003

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Sales to customers outside the consolidated entity	47,404	52,102	--	--	99,506
Intersegment sales	--	--	--	--	--
Other revenue	--	38,132	9,461	--	47,593
Unallocated revenue					497
Total segment revenue	47,404	90,234	9,461	--	147,596
Segment result before individually significant items	12,398	1,391	(30,681)	--	(16,892)
Borrowing costs	--	--	(1,751)	--	(1,751)
Individually significant items	(25,331)	1,919	(1,810)	--	(25,222)
Unallocated revenue					497
Segment result	(12,933)	3,310	(34,242)	--	(43,368)
Unallocated expenses					--
Loss from ordinary activities before income tax					(43,368)
Income tax expense					(167)
Loss from ordinary activities after income tax					(43,535)

Primary Reporting – Business Segments for the half-year ended 31 December 2002

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Sales to customers outside the consolidated entity	37,586	59,922	(37)	--	97,471
Intersegment sales	--	--	--	--	--
Other revenue	516	5,075	17,369	--	22,960
Unallocated revenue					432
Total segment revenue	38,102	64,997	17,332	--	120,863
Segment result before individually significant items	(9,395)	(9,165)	(26,096)	--	(44,656)
Borrowing costs	--	--	(12,429)	--	(12,429)
Individually significant items	--	(67,540)	(3,369)	--	(70,909)
Unallocated revenue					432
Segment result	(9,395)	(76,705)	(41,894)	--	(127,562)
Unallocated expenses					--
Loss from ordinary activities before income tax					(127,562)
Income tax expense					(158)
Loss from ordinary activities after income tax					(127,720)

2.2 Notes to and Forming Part of the Segment Information

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a cost plus mark-up basis and are eliminated on consolidation.

3 Revenue and Expenses from Ordinary Activities

	Consolidated 31 Dec 03 $000	Consolidated 31 Dec 02 $000
Revenue from Operating Activities		
Sales revenue	99,506	97,471
Revenue from Outside the Operating Activities		
Other revenue:		
Interest received/receivable	497	432
Proceeds from sale of property, plant and equipment	27,898	993
Proceeds from sale of non-current investments	96	20,867
Proceeds from sale of licence fee	9,942	--
Gain on settlement of deferred consideration liability	9,025	--
Other income	632	1,100
Total other revenue	48,090	23,392
Total revenue from ordinary activities	147,596	120,863
Expenses from Ordinary Activities		
Cost of sales:		
Changes in inventories of raw materials, finished goods and work in progress	3,457	3,080
Raw materials and consumables used	21,858	31,357
Changes in project costs	2,466	7,211
Total cost of sales	27,781	41,648
Employee benefits expense	34,475	38,764
Other labour and consulting costs	10,814	19,705
Depreciation	4,777	6,737
Amortisation	6,476	15,419
Rental expense relating to operating leases	12,193	12,661
Travel expenses	1,970	2,591
Legal fees	1,127	2,288
Communication costs	1,054	1,387
Cost of sale of investment	96	15,793
Cost of sale of property, plant and equipment	35,925	1,157
Provision (reversal) for deferred consideration	(544)	8,910
Provision for Doubtful Debts	26,421	228
Provision for restructure	5,000	--
Write down to recoverable amount of:		
Investments	(21)	52,580
Intangibles	5,835	--
Investments accounted for using the equity method	1,593	--
Other ordinary expenses	13,428	14,205
Total expenses from ordinary activities	188,400	234,073

	Consolidated 31 Dec 03 $000	Consolidated 31 Dec 02 $000

4 Individually Significant Items

	31 Dec 03 $000	31 Dec 02 $000
Gains		
Licence fee	9,942	--
Gain on settlement of deferred consideration liability	9,025	--
Losses		
Loss on sale of Rome infrastructure assets	8,023	--
Expenses		
Write down to recoverable amount of intangible assets	5,835	52,449
Provision for doubtful debts	25,331	--
Provision for restructure	5,000	--
Write down to recoverable amount of project contract costs	--	6,181
Provision for deferred consideration	--	8,910
Reversal of accrued expenses	--	(6,011)
Sundry provisions	--	9,380

5 Dividends

(a) No dividend has been paid or proposed in respect of the current or previous half year

	Consolidated	
	31 Dec 03 $000	31 Dec 02 $000

6 Contingent Liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

	31 Dec 03 $000	31 Dec 02 $000
Controlled Entities		
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	846	829
ERG Limited has granted a guarantee and indemnity to the Public Transport Ticketing Body (formerly the Public Transport Corporation) of Victoria in connection with the monetary and performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross-indemnities, via various agreements with its co-shareholders in OLT, in respect to the performance of the respective co-shareholders' delivery obligations	--	--
ERG Property Pty Ltd, *as trustee for The Energy Research Group Unit Trust* (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan	--	--
Other Persons		
ERG Limited has granted a guarantee to the Australia and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFCE) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance obligations of AFCE and has guaranteed the secured monies which are supported by interest rate swap agreements	46,446	57,716
Bank guarantees and performance bonds held by contracting parties in the normal course of business	145,953	158,275

7 Contingent Assets

Details and estimates of amounts of contingent assets are as follows:

	31 Dec 03 $000	31 Dec 02 $000
Other Persons		
The consideration on the sale of Proton World International SA includes an earn-out receivable from the purchaser, which is based on certain performance milestones being achieved. ERG could earn up to €22,500,000 (approximately A$37,375,000) based on these milestones over a ten-year period. It is intended that this amount will be recorded as it is progressively received	37,375	40,000

8 Subsequent Events

In an agreement dated 4 February 2004, ERG Limited entered into a $25,000,000 financing facility with Ingot Capital Management Pty Limited, a director related entity, for the purpose of providing additional working capital. To date, $8,000,000 has been drawn-down on the facility.

The above event did not have a financial impact in the half year ended 31 December 2003.

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 31 December 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 31 December 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 31 December 2003 of the consolidated entity.

9 Non-Cash Financing and Investing Activities

During the period ended 31 December 2003, 856,561 ordinary shares in ERG Limited to the value of $1,010,742 were issued in partial satisfaction of an interest payment due on the non-current interest bearing liability.

During the previous corresponding period, 9,000,000 ordinary shares in ERG Limited to the value of $1,495,940 were issued upon conversion of unlisted convertible notes.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/03/2004

TIME: 12:19:03

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing. ERG Ltd. CEO on Outlook

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

ERG GROUP

open briefing

corporatefile.com.au

ERG Limited
247 Balcatta Road
Balcatta WA 6021

Date of lodgement: 15-Mar-2004

Title: Open Briefing. ERG Ltd. CEO on Outlook

Record of interview:

corporatefile.com.au
Allan, you joined ERG Limited in January. What are your initial impressions of the business and what are your immediate priorities?

CEO Allan Sullivan
My first impression is that we have very high calibre people and that we're very well placed in a buoyant industry.

We've invested in and developed an industry-leading technology and we're extremely well placed against our competitors, particularly in large multi-modal, multi-operator transport systems. That's evidenced by our impressive portfolio of operational reference sites including cities like Hong Kong, Singapore, Rome and San Francisco. I see these reference sites as extremely valuable for us.

Then of course we have a solid order book, with major projects underway in Sydney, Seattle, San Francisco, Washington DC and Stockholm. And beyond the current projects there's a very active market for our technology, with prospects we estimate to have an aggregate value exceeding $1 billion. The market's now moved beyond the early adopter phase for this technology and we're seeing widespread acceptance.

My overriding priority is to return the company to profitability. Sustainable profitability. So I'm focusing on developing a three-year strategic plan to ensure we achieve that.

As a first step, it's critical we deliver our current major projects on time and budget. I'm very focused on our project management and delivery processes,

and believe we can make improvements in this area. The better we are in this regard, the lower our cost of goods sold will be. There's also room to take more overhead costs out of the business. We've cut cost considerably over the past 12 months but I'd like to take that further.

Looking ahead, it will also be important to continue to secure new orders. We need to have new projects to replace the current projects once they're installed and operational.

corporatefile.com.au
What do you think needs to be done to improve ERG's project management and delivery?

CEO Allan Sullivan
First, let me put this in perspective. Our portfolio of operational reference sites is the envy of our competitors and the key reason we continue to win projects. We've delivered systems with a capability others simply don't have and we've learnt a lot from our experience. Our technology is far more advanced than it was a few years ago when we delivered our last round of large projects, so there's less development work required on each new project. However, we frequently face slippage in the delivery timeframes for various reasons, some of our own making and some external. The projects are very complex, but if they're well managed, should deliver solid returns to the Group.

To make good margins, it's important to be on time or ahead of time. This will be our major focus in improving our project management and delivery. Once you're meeting all your timeframes, you're far better positioned with your customers. Already, our existing customers have requested additions to their projects worth a total of $20 million to $30 million. We've invested in state-of-the-art Primavera project management software and expect to add a few senior personnel in the near term to assist our drive for improvement.

corporatefile.com.au
What's your initial impression of the quality of ERG's current projects?

CEO Allan Sullivan
I've visited our customers in Europe, Australia and Asia, and they're excellent customers. In the coming weeks I'll visit our customers in North America and I expect to reach similar conclusions – our projects in the US are progressing well. The additional work already requested by our existing customers is an excellent indication of where we currently stand. Our current major projects will drive revenue growth from our Supply and Installation segment and then a large portion of these contracts will contribute operation and maintenance revenues. Once all of our current projects are installed, our recurring revenues should reach an annual level exceeding $200 million. I view this as extremely important in balancing out the peaks and troughs a contracting business can experience.

Despite some delays in project commencement, the majority of our projects are running broadly to schedule and budget, as demonstrated by the profitable operating result in the Supply and Installation segment for the first half. The important step for us during the half was contracting and commencing work on almost all of our major projects. Any delays we might experience would

therefore create timing issues rather than lost revenue. If we can improve our project delivery, we expect to continue and grow the profitable contribution from our Supply and Installation segment.

corporatefile.com.au
Does ERG have adequate funding resources to complete the projects currently contracted?

CEO Allan Sullivan
We'll always have to manage our cash position closely, but we're happy we have the reserves to deliver our projects. Having said that, we're exploring our options, including project finance and other funding and bonding facilities. As we said in our half-year report, we've also secured an additional $25 million facility from the Ingot Group.

From a treasury perspective, we're looking at how we can make our existing balance sheet work harder. In particular, we have receivables from associates and funds on deposit securing performance bonds that potentially could be freed up as cash.

corporatefile.com.au
ERG reported negative cash flow from operations of $15.5 million for the first half. To what extent do you believe this negative cash flow reflects poor pricing in your project bidding and to what extent does it reflect an overly high cost base?

CEO Allan Sullivan
The first half's negative operating cash flow was largely due to our major contracts being in their early phase. Work was underway, but we hadn't yet received our contracted payments. There's generally a working capital requirement in the early phase, so this was not unforeseen.

It's not fair to criticise the bidding process as the competitive market we operate in determines project price. We certainly haven't low bid any projects in an attempt to gain market share, in fact we've walked away from projects we consider to have inadequate return. But I will say there's always room to improve costs.

corporatefile.com.au
You've indicated you place a high priority on continuing to bid for new projects. Given the company's funding constraints, how will it meet the bonding and other capital commitments required to win and execute additional projects?

CEO Allan Sullivan
We must be selective in the projects we bid for. We've done a lot of work restructuring the balance sheet over the last year and we need to keep it healthy. Our balance sheet exposure to new projects must be managed by seeking banking partners to assist with the funding requirements, achieving milestone payments and negotiating for our customers to buy and own the equipment. And where appropriate, we'll continue to use partners on projects. The Australian government's Export Finance and Insurance Corporation (EFIC) is also playing an important role in the performance bond process for

us. If we can maintain or even strengthen our balance sheet, the flow-on effects for our ability to finance project cash flows, including performance bonds, is dramatically enhanced. It's important to note we have $33 million in cash on deposit collateralising performance bonds at this time.

corporatefile.com.au
What's the current state of ERG's bidding pipeline?

CEO Allan Sullivan
We have an active bidding pipeline. We're in the fortunate position of operating in an industry that's now well developed and has strong demand for technology such as ours. We're currently involved in a number of tenders in Scandinavia, continental Europe, the UK and South Africa in conjunction with our Las Vegas partner Bombardier. In the next 12 months, there are projects in several large and mid size cities, particularly in Europe and North America, that we see as prospects. We estimate their collective value would exceed $1 billion. We see no shortage of opportunities for our technology. The challenge for us is to be selective in the projects we go after.

corporatefile.com.au
In the first half, ERG reported a loss of $43.2 million and booked significant, non-recurring charges totalling $25.2 million. How do you reconcile this result with the forecast at last year's AGM of a "small loss" for the half and do you anticipate further non-recurring charges in the current second half?

CEO Allan Sullivan
After my initial assessment of the business, I recommended to the board that we book those one-off items and write-downs in the first half. At an operating level the company's made good progress, with revenue starting to flow from the new major projects, positive operating results from both segments of the business and cost saving benefits from last year's balance sheet restructure. The $25.2 million of significant items included $36.2 million in write-downs and provisions offset to a degree by profit on the early settlement of liabilities to American Express and the restructure of our Rome contract. We don't expect any further write-downs in the second half.

The board continues to take a conservative view on accounting issues so if there was something else we'd have dealt with it in the first half. The provision for doubtful debts in relation to our PCL associate in the UK is the primary element of the one-off charges and follows my recent visit to the UK. I stress it's a provision and not a write-off. The timeframe for collection may extend out, so we felt the provision was prudent. In the interim, we're taking control of PCL on the back of its Yorkshire project win.

We've also taken a $5 million provision for restructuring as we recognise our efforts to reduce overheads and improve project management is likely to incur some upfront costs. Otherwise, we're satisfied with the carrying value of all other assets, as are our independent auditors.

corporatefile.com.au
What's the outlook for operating earnings for the current full year ending June 2004 and can you indicate when ERG might begin to book positive earnings from underlying operations?

CEO Allan Sullivan
Given the write-downs and provisions in the half-year result, we don't expect a net profit for 2004. Continuing to stay on track with project delivery will be the key driver for profitability. It was pleasing to see positive operating results in both segments of the business in the first half, which is a good base to work from. However, it also highlights the need to improve our operating margins through cost reductions and the need to address our overhead base.

The projects we've contracted should drive the revenue growth we need. Commencement of the Lazio project would also have a large impact on profitability as well – this is the single biggest variable that could impact our operating result for the remainder of the year. We've already paid for a large amount of the equipment for Lazio, so the short-term revenue and profit recognition would be quite strong.

We're very focused on returning to profitability as soon as possible, and we think we have the base to work from to achieve a positive result in 2005. We expect to produce a positive EBIT, net profit and operating cash flow in the 2005 financial year.

corporatefile.com.au
Thank you Allan.

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